HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

September 23, 2021

Kevin Dougherty

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          VetaNova, Inc.

Registration Statement on Form S-1

File No. 333-258344

VetaNova, Inc. (the “Company”) requests that the effective date of the above captioned Registration Statement be accelerated to Monday, September 27, 2021 at 4:00 P.M. Eastern time, or as soon as practicable thereafter.

The Company understands that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart

VetaNova Letter SEC re Accel S-1 9-23-21